UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 21, 2017

BHP BILLITON LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

BHP BILLITON PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NEATHOUSE PLACE, LONDON,

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

NEWS RELEASE

Release Time	Immediate

Date	21 February 2017

Release Number	6/17

BHP BILLITON LAUNCHES BOND REPURCHASE PLAN

BHP Billiton announced today that the Board has approved a bond repurchase plan of up to US$2.5 billion. The plan will target 2018, 2019, 2021, 2022 and 2023 US dollar denominated notes and be funded by BHP Billiton’s strong US$14 billion cash position. Early repayment of these bonds will extend the Group’s average debt maturity profile and enhance BHP Billiton’s capital structure.

BHP Billiton Finance (USA) Limited announces offers to purchase up to US$1,950,000,000 aggregate purchase price (excluding accrued interest) of the 2019, 2021, 2022 and 2023 notes, and the redemption of its US$500,000,000 2.050% senior notes due 2018.

Tender Offers

BHP Billiton Finance (USA) Limited (Company), a wholly-owned subsidiary of BHP Billiton Limited, today announced that it is offering to purchase for cash (Tender Offers), upon the terms and subject to the conditions set forth in the offer to purchase, dated 21 February 2017 (Offer to Purchase), any and all of its outstanding US$1,750,000,000 6.500% senior notes due 2019 (Any and All Notes) (Any and All Offer) and its US$1,250,000,000 3.250% senior notes due 2021, its US$1,000,000,000 2.875% senior notes due 2022 and its US$1,500,000,000 3.850% senior notes due 2023 (together, the Maximum Tender Offer Notes, and together with the Any and All Notes, the Securities), from holders of any of the Securities. The Company will only accept for purchase Maximum Tender Offer Notes up to an aggregate purchase price (excluding accrued interest) that will not exceed an amount equal to US$1,950,000,000 less the aggregate purchase price (excluding accrued interest) of the Any and All Notes validly tendered and accepted for purchase in the Any and All Offer (Maximum Tender Offer Cap). The terms and conditions of the Tender Offers are described in the Offer to Purchase and the related letter of transmittal and notice of guaranteed delivery. Terms not defined in this announcement have the meanings given to them in the Offer to Purchase.

Securities purchased in the Tender Offers will be retired and cancelled.

Copies of the Offer to Purchase and related documentation can be found at:

http://gbsc-usa.com/bhpbilliton/

The following table sets forth certain information relating to the pricing for the Tender Offers.

Any and All Notes Listed Below

Title of Security	CUSIP/ISIN Number	Principal Amount Outstanding	U.S. Treasury Reference Security	Bloomberg Reference Page	Fixed Spread
6.500% senior notes due 2019	055451AH1/ US055451AH17	US$1,750,000,000	1.125% U.S.T. due 01/31/19	PX1	10 bps

Up to the Maximum Tender Offer Cap

of the Maximum Tender Offer Notes Listed Below

Title of Security	CUSIP/ISIN Number	Principal Amount Outstanding	Acceptance Priority Level	U.S. Treasury Reference Security	Bloomberg Reference Page	Fixed Spread	Early Tender Payment(a)
3.250% senior notes due 2021	055451AL2/ US055451AL 29	US$1,250,000,000	1	1.875% U.S.T. due 01/31/22	PX1	25 bps	US$30 per US$1,000
2.875% senior notes due 2022	055451AQ1/ US055451A Q16	US$1,000,000,000	2	1.875% U.S.T. due 01/31/22	PX1	30 bps	US$30 per US$1,000
3.850% senior notes due 2023	055451AU2/ US055451A U28	US$1,500,000,000	3	1.875% U.S.T. due 01/31/22	PX1	65 bps	US$30 per US$1,000

(a)	The Total Consideration for Maximum Tender Offer Notes validly tendered prior to or at the Early Tender Date (as defined below) and accepted for purchase is calculated using the applicable Fixed Spread (as defined below) and is inclusive of the Early Tender Payment.

The Any and All Offer will expire at 5:00 p.m., New York City time, on 27 February 2017 (Any and All Expiration Date), and the Tender Offers for the Maximum Tender Offer Notes (Maximum Tender Offers) will expire at 11:59 p.m., New York City time, on 20 March 2017 (Maximum Tender Expiration Date), or, in each case, any other date and time to which the Company extends the applicable Tender Offer. Holders must validly tender their Any and All Notes prior to or at the Any and All Expiration Date, and their Maximum Tender Offer Notes prior to or at 5:00 p.m., New York City time, on 6 March 2017 (such date and time, as it may be extended with respect to a series of Maximum Tender Offer Notes, the Early Tender Date), to be eligible to receive the applicable Total Consideration (as defined below) plus accrued interest. If Holders validly tender their Maximum Tender Offer Notes after the Early Tender Date but prior to or at the applicable Maximum Tender Expiration Date, Holders will only be eligible to receive the applicable Late Tender Offer Consideration plus accrued interest.

Any and All Notes tendered may be withdrawn prior to or at, but not after, 5:00 p.m., New York City time, on 27 February 2017, and Maximum Tender Offer Notes tendered may be withdrawn prior to or at, but not after, 5:00 p.m. New York City time, on 6 March 2017 (each such applicable date and time, as it may be extended with respect to a series of Any and All Notes or Maximum Tender Offer Notes, the applicable Withdrawal Deadline). The Tender Offers are subject to the satisfaction of certain conditions, as set forth in the Offer to Purchase.

With respect to the Maximum Tender Offers, the Company will only accept for purchase Maximum Tender Offer Notes up to an aggregate purchase price (excluding accrued interest) that will not exceed the Maximum Tender Offer Cap. The Maximum Tender Offer Cap will not be determined until the aggregate purchase price of the Any and All Notes validly tendered and accepted for purchase by the Company in the Any and All Offer is determined. The Company reserves the right, but is under no obligation, to increase the Maximum Tender Offer Cap in respect of the Maximum Tender Offers at any time, subject to applicable law, which could result in the Company purchasing a greater aggregate principal amount of Maximum Tender Offer Notes in the Maximum Tender Offers.

All Maximum Tender Offer Notes tendered prior to or at the Early Tender Date will have priority over Maximum Tender Offer Notes tendered after the Early Tender Date, regardless of the acceptance priority levels noted above (Acceptance Priority Levels). The purchase of any series of Securities is not conditioned upon the purchase of any other series of Securities. However, any Maximum Tender Offer Notes validly tendered in the Maximum Tender Offers and accepted for purchase will be accepted for purchase by the Company based on the Maximum Tender Offer Cap and the Acceptance Priority Levels, each as more fully described in the Offer to Purchase.

The Total Consideration payable for each series of Securities will be a price per US$1,000 principal amount of such Series that would reflect a yield to the applicable maturity date of such series of Securities equal to the sum of (i) the Reference Yield (as defined below) for such series, determined at 11:00 a.m. (New York City time), on the Any and All Expiration Date in the case of the Any and All Offer and 11:00 a.m. (New York City time) on the business day following the Early Tender Date in the case of the Maximum Tender Offers, plus (ii) the fixed spread applicable to such series, as set forth in the tables above (Fixed Spread), in each case (as set out in the calculation in Schedule A of the Offer to Purchase) minus accrued and unpaid interest on the Securities from, and including, the most recent interest payment date prior to the applicable settlement date up to, but not including, the Any and All Settlement Date or the Maximum Early Tender Settlement Date (both as defined in the Offer to Purchase), as applicable. The Reference Yield means the bid side yield of the applicable reference security listed in the tables above (Reference Security) for such series. The Total Consideration includes the Early Tender Payment (as defined below) for the applicable series of Securities set forth in the tables above.

Holders of Maximum Tender Offer Notes that are validly tendered and not validly withdrawn at or prior to the Early Tender Date and accepted for purchase will receive the applicable Total Consideration.

The Total Consideration, as calculated using the Fixed Spread for each series of Maximum Tender Offer Notes set forth in the second table above, is inclusive of the Early Tender Payment. Holders of any Maximum Tender Offer Notes that are validly tendered after the Early Tender Date but prior to or at the Maximum Tender Expiration Date and that are accepted for purchase will receive the applicable Total Consideration minus an amount in cash (Early Tender Payment) equal to the applicable amount set forth in the second table above under the heading “Early Tender Payment.” Total Consideration minus the Early Tender Payment is referred to as the “Late Tender Offer Consideration.”

Redemption of 2018 Notes

Additionally, the Company is exercising its option to redeem in full the entire outstanding US$500,000,000 principal amount of its 2.050% senior notes due 2018 (2018 Notes) in accordance with the terms of the 2018 Notes and the Indenture, between the Company and The Bank of New York Mellon, as trustee, under which the 2018 Notes were issued.

The Notes will be redeemed in full on 23 March 2017 (Redemption Date) at a redemption price equal to the greater of (i) 100% of the principal amount of the 2018 Notes to be redeemed and (ii) as certified to the trustee by us, the sum of the present values of the Remaining Scheduled Payments discounted to the date of redemption on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined in the indenture governing the 2018 Notes) plus a spread of 15 basis points (Redemption Price), together with accrued interest on the principal amount of the 2018 Notes to be redeemed to the Redemption Date.

On and after the Redemption Date, the 2018 Notes will no longer be deemed outstanding, interest on the 2018 Notes will cease to accrue, and all rights of the holders of the 2018 Notes will terminate, except for the right to receive such redemption payment upon surrender of the 2018 Notes.

The Company will announce the Redemption Price prior to the Redemption Date.

The 2018 Notes have the following CUSIP/ISIN designations: CUSIP No. 055451AT5, ISIN No. US055451AT54.

Legal Notices

This announcement is for informational purposes only and is not an offer to purchase, a solicitation of an offer to purchase or a solicitation of consents with respect to any securities. This announcement does not describe all the material terms of the Tender Offers and no decision should be made by any Holder on the basis of this announcement. The terms and conditions of the Tender Offers are described in the Offer to Purchase and the related letter of transmittal and notice of guaranteed delivery. This announcement must be read in conjunction with the Offer to Purchase. The Offer to Purchase contains important information which should be read carefully before any decision is made with respect to the Tender Offers. If any Holder is in any doubt as to the contents of this announcement, or the Offer to Purchase, or the action it should take, it is recommended to seek its own financial and legal advice, including in respect of any tax consequences, immediately from its stockbroker, bank manager, solicitor, accountant or other independent financial, tax or legal adviser. Any individual or company whose Notes are held on its behalf by a broker, dealer, bank, custodian, trust company or other nominee must contact such entity if it wishes to tender such Notes pursuant to the Tender Offers.

None of the Company, the Guarantors, the Dealer Managers or their affiliates, the Tender and Information Agent, the Notes trustee or any of their respective affiliates makes any recommendation, or has expressed an opinion, as to whether or not Holders should tender their Notes, or refrain from doing so, held by them pursuant to the Tender Offers. Each Holder should make its own decision as to whether to tender its Notes and if so, the principal amount of the Notes to tender.

The Company has not filed this announcement or the Offer to Purchase with, and they have not been reviewed by, any federal or state securities commission or regulatory authority of any country. No authority has passed upon the accuracy or adequacy of the Tender Offers, and it is unlawful and may be a criminal offense to make any representation to the contrary.

The Offer to Purchase does not constitute an offer to purchase Notes in any jurisdiction in which, or to or from any person to or from whom, it is unlawful to make such offer under applicable securities or blue sky laws. The distribution of the Offer to Purchase in certain jurisdictions is restricted by law. Persons into whose possession the Offer to Purchase comes are required by each of the Company, the Guarantors, the Dealer Managers and the Tender and Information Agent to inform themselves about, and to observe, any such restrictions.

United Kingdom. The communication of the Offer to Purchase and any other documents or materials relating to the Tender Offers is not being made by, and such documents and/or materials have not been approved, by an authorized person for the purposes of section 21 of the Financial Services and Markets Act 2000, as amended. Accordingly, the Offer to Purchase and such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of the Offer to Purchase and such documents and/or materials as a financial promotion is only being directed at and made to (i) persons who are outside the United Kingdom, (ii) investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (Financial Promotion Order)), (iii) high net worth entities and other parties falling within Article 49(2)(a) to (d) of the Financial Promotion Order, or (iv) any other persons to whom it may otherwise lawfully be communicated (all such persons together being referred to as Relevant Persons) and the transactions contemplated herein will be available only to, and engaged in only with, Relevant Persons. Any person who is not a Relevant Person should not act on or rely on the Offer to Purchase or any of its contents.

Australia. No prospectus or other disclosure document (as defined in the Corporations Act 2001 (Cth) (Corporations Act)) in relation to the Tender Offers has been or will be lodged with the Australian Securities and Investments Commission (ASIC) or any other regulatory authority in Australia and the Offer to Purchase does not comply with Division 5A of Part 7.9 of the Corporations Act. In addition:

•	no offers or applications will be made or invited for the purchase of Any and All Notes in Australia (including an offer or invitation which is received by a person in Australia); and

•	the Offer to Purchase and any other offering material or advertisement relating to Any and All Notes will not be distributed or published in Australia, unless (i) such action complies with all applicable laws, directives and regulations (including, without limitation, the licensing requirements set out in Chapter 7 of the Corporations Act); (ii) such action does not require any document to be lodged with ASIC or any other regulatory authority in Australia; and (iii) the offer or invitation is made in circumstances specified in Corporations Regulation 7.9.97.

If you are a resident of Australia, you have been sent the Offer to Purchase on the basis that you are a wholesale client for the purposes of Section 761G of the Corporations Act or otherwise a person to whom disclosure is not required under Part 6D.2 or Chapter 7 of the Corporations Act.

The Joint Lead Dealer Managers for the Tender Offers are:

BofA Merrill Lynch

214 North Tryon Street, 14th Floor

Charlotte, North Carolina 28255

USA

Attn: Liability Management Group

U.S. Toll-Free: +1 888 292 0070

Collect: +1 980 387-3907

London: +44 20 7996 5420

Email: DG.LM_EMEA@BAML.com

Citigroup Global Markets

Limited

Citigroup Centre

Canada Square

Canary Wharf

London E14 5LB

United Kingdom

Attn: Liability Management Group

U.S. Toll-Free: +1 800 558 3745

U.S.: +1 212 723 6106

London: +44 20 7986 8969

Email: liabilitymanagement.europe@ citi.com

RBC Capital Markets, LLC

Brookfield Place

200 Vesey Street, 8th Fl

New York, NY 10281

USA

Attn: Liability Management Group

U.S. Toll-Free: +1 877 381 2099

U.S.: +1 212 618 7822

London: +44 20 7029 7063

Email: liability.management@rbccm. com

The Co-Dealer Managers for the Tender Offers are:

BNP PARIBAS 10 Harewood Avenue London NW1 6AA United Kingdom Attn: Liability Management Group	CIBC Capital Markets 150 Cheapside London EC2V 6ET United Kingdom Attn: Execution Management Group	HSBC 8 Canada Square London E14 5HQ United Kingdom Attn: Liability Management Group

Société Générale Corporate & Investment Banking 10 Bishops Square London E1 6EG United Kingdom Attn: Liability Management	UBS Investment Bank 1285 Avenue of the Americas New York, NY 10019 USA Attn: Liability Management Group

The Tender and Information Agent for the Tender Offers is:

Global Bondholders Services Corporation

65 Broadway – Suite 404

New York, New York 10006

Attention: Corporate Actions

Bank and Brokers Call Collect: (212) 430-3774

All Others Please Call Toll-Free: (866) 470-3800

Fax: (212) 430-3775 or (212) 430-3779

Copies of the Offer to Purchase and related documentation can be found at:

http://gbsc-usa.com/bhpbilliton/

Further information on BHP Billiton can be found at: bhpbilliton.com

Media Relations

Australia and Asia

Matthew Martyn-Jones

Tel: +61 3 9609 2360 Mobile +61 419 418 394

Email: Matthew.Martyn-Jones@bhpbilliton.com

Paul Hitchins

Tel: +61 3 9609 2592 Mobile +61 419 315 001

Email: Paul.Hitchins@bhpbilliton.com

Fiona Hadley

Tel: +61 3 9609 2211 Mobile +61 427 777 908

Email: Fiona.Hadley@bhpbilliton.com

Amanda Saunders

Tel: +61 3 9609 3985 Mobile +61 417 487 973

Email: Amanda.Saunders@bhpbilliton.com

United Kingdom and South Africa

Ruban Yogarajah

Tel: +44 207 802 4033 Mobile +44 7827 082 022

Email: Ruban.Yogarajah@bhpbilliton.com

North America

Bronwyn Wilkinson

Mobile: +1 604 340 8753

Email: Bronwyn.Wilkinson@bhpbilliton.com

Investors Relations

Australia and Asia

Tara Dines

Tel: +61 3 9609 2222 Mobile: +61 499 249 005

Email: Tara.Dines@bhpbilliton.com

Andrew Gunn

Tel: +61 3 9609 3575 Mobile: +61 402 087 354

Email: Andrew.Gunn@bhpbilliton.com

United Kingdom and South Africa

Rob Clifford

Tel: +44 20 7802 4131 Mobile: +44 7788 308 844

Email: Rob.Clifford@bhpbilliton.com

Elisa Morniroli

Tel: +44 20 7802 7611 Mobile: +44 7825 926 646

Email: Elisa.Morniroli@bhpbilliton.com

Americas

James Wear

Tel: +1 212 310 1421 Mobile: +1 347 882 3011

Email: James.Wear@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077

LEI WZE1WSENV6JSZFK0JC28

Registered in Australia

Registered Office: Level 18, 171 Collins Street

Melbourne Victoria 3000 Australia

Tel +61 1300 55 4757 Fax +61 3 9609 3015

BHP Billiton Plc Registration number 3196209

LEI 549300C116EOWV835768

Registered in England and Wales

Registered Office: Neathouse Place

London SW1V 1LH United Kingdom

Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Billiton Group which is

headquartered in Australia

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date:	February 21, 2017	By:	/s/ Rachel Agnew
		Name:	Rachel Agnew
		Title:	Company Secretary